Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee
Owens & Minor, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33‑32497) on Form S-8 of Owens & Minor, Inc. of our report dated June 29, 2015, with respect to the statements of assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2014 and 2013, the related statements of changes in assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Owens & Minor 401(k) Savings and Retirement Plan.

/s/ KPMG LLP
Richmond, Virginia
June 29, 2015